[redacted]

SECU 06002530 SION

SEC MAIL PROCESSING RECEIVED FEB 22 2006 WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 39446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Fourth Street, Suite 141
(No. and Street)

Fairfield	**IA**	**52556**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Ecob **(641) 472-8800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Ecob, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CAROLYN J. SIMMONS
Commission Number 146121
My Commission Expires
January 28, 2009

My Comm. expires 1-28-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

CAPITAL MANAGEMENT PARTNERS, INC.
CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Capital Management Partners, Inc.

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 27, 2006

CAPITAL MANAGEMENT PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	281,796
Receivables:		
Commissions		243,849
Other (Note 3)		15,775
Furniture and equipment, net of accumulated depreciation of $42,147		3,444
Other assets		16,902
	$	**561,766**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	153,588
Accounts payable and accrued expenses		3,093
TOTAL LIABILITIES		156,681
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, no par value; 3,000 shares authorized, 2,105 issued and outstanding		301,817
Retained earnings		103,268
TOTAL SHAREHOLDERS' EQUITY		405,085
	$	**561,766**

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Commissions	$	1,184,076
Other income		5,029
Total revenue		1,189,105
EXPENSES:		
Commissions		617,612
Salaries, benefits and payroll taxes		235,870
Consulting and professional fees		40,558
General and administrative		138,128
Total expenses		1,032,168
NET INCOME	**$**	**156,937**

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings
BALANCES, December 31, 2004	$ 344,879	$ 103,268
Distributions	(43,062)	(156,937)
Net income	-	156,937
BALANCES, December 31, 2005	**$ 301,817**	**$ 103,268**

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	156,937
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense		2,763
Change in unrealized		
Decrease in commissions receivable		755
Decrease in securities owned		24,241
Decrease in other receivables		1,966
Increase in commissions and salaries payable		3,833
Increase in accounts payable and accrued expenses		958
Decrease in other assets		1,385
Net cash provided by operating activities		192,838
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(1,129)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholders		(199,999)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(8,290)
CASH AND CASH EQUIVALENTS, at beginning of year		290,086
CASH AND CASH EQUIVALENTS, at end of year	**$**	**281,796**

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital Management Partners, Inc. (the "Company") was incorporated December 11, 1987. The Company's primary activity is marketing commodity funds and investment partnerships and acting as an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). In addition the Company is a securities broker-dealer registered with the Securities and Exchange Commission.

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, with the consent of its shareholders, has elected to be taxed under a section of the federal and state income tax laws, which provides that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds as cash and cash equivalents.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as a securities broker-dealer, as defined under such provisions. In addition, as an introducing broker, the Company is subject to minimum capital requirements of $30,000 adopted and administered by the CFTC. At December 31, 2005, the Company had net capital and net capital requirements of $253,302 and $30,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .62 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into shareholder agreements which obligate certain shareholders to contribute additional capital sufficient to fund the Company's cash flow requirements.

The Company shares office space and certain office services with another company. Related costs are allocated as agreed upon by the companies. The Company received approximately $89,970 from this company as reimbursement for various office expenses. Included in other receivables at December 31, 2005 is $7,676 due from this company.

NOTE 4 - FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

The Company leases office space from an unrelated entity under a noncancellable operating lease expiring in 2008. Future minimum rental commitments under the lease as of December 31, 2005 are as follows:

Year	Amount
2006	$ 30 536
2007	30 536
2008	17 812
	$ 78 884

Total rental expense of $15,268, net of reimbursements, was charged to operations during the year ended December 31, 2005.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at quoted market prices, or if not readily marketable, at the cost of the securities.

The Company has deposits in a bank in excess of the federally insured amount of $100,000. The excess of $1,202 is subject to loss should the bank cease business.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT PARTNERS, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDIT:		
Shareholder's equity	$	405,085
DEBITS:		
Nonallowable assets:		
Commissions receivable		112,273
Other receivables		15,775
Furniture and equipment, net		3,444
Other assets		16,902
Total debits		148,394
Net capital before haircut on money market funds		256,691
Haircut on securities and money market funds		3,389
NET CAPITAL		253,302
Minimum requirements of 6-2/3% of aggregate indebtedness of $156,681 or $30,000 , whichever is greater		30,000
Excess net capital	**$**	**223,302**
AGGREGATE INDEBTEDNESS:		
Commissions payable		153,588
Accounts payable and accrued expenses		3,093
	$	**156,681**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.62 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2005.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements and supplementary information of Capital Management Partners, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

In addition, our review indicated that Capital Management Partners, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 27, 2006

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

The Board of Directors
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Capital Management Partners, Inc. for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal courses of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc.to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purposes.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 27, 2006